NR09-10

August 18, 2009

Cardero Provides Update on Purchase Agreement for

Pampa de Pongo Iron Ore Project, Peru

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to provide a progress report on the Pampa de Pongo sale agreement with Zibo Hongda Mining Co. Ltd., a subsidiary of Nanjinzhao Group Co. Ltd.  Hongda has provided the Company full assurances it intends to complete the purchase of Pampa de Pongo and is diligently working to satisfy the conditions necessary to secure the bank guarantee for the remainder of the purchase price.  Hongda is also continuing its aggressive engineering drill program at the site, which is expected to last through September 2009.

Hongda has informed the Company that, while it has made significant strides towards completing its purchase of Pampa de Pongo, it will be unable meet the August 19, 2009 deadline to provide an irrevocable letter of guarantee from a senior Chinese bank guaranteeing the payment of the balance of the purchase price.  Hongda cites increased Chinese Central Government regulations and controls on foreign exchange – specifically, a new requirement for governmental approvals for overseas investments being secured prior to the granting of any bank guarantees for such investments.

Hongda also reports that it has encountered unforeseen delays in the incorporation of its Peruvian subsidiary company, to which title of the Pampa de Pongo project will be transferred.  However, the Chinese governmental approval process has recently been completed, and the incorporation of the new subsidiary has now been finalized.

All other terms of the Pampa de Pongo sale agreement remain unchanged, with the balance of the purchase price of USD 88 million still being due on the earlier of 10 days after Hongda has received the necessary Chinese governmental approvals to proceed with the purchase and December 17, 2009.

“Hongda’s ongoing work continues to provide strong assurance that they are actively moving toward securing the letter of guarantee and the completion of their purchase of the Pampa de Pongo deposit,” stated Hank van Alphen, President of Cardero, “Despite Hongda having experienced some administrative difficulties with their approval process over the past months, their communication with Cardero is frequent and I am confident of their commitment to meet the December 17th deadline for payment of the balance.”

Ongoing Engineering Work

Hongda is actively pursuing its engineering drill program on the Pampa de Pongo deposit, which provides data for ongoing mine engineering studies.  This program is anticipated to continue until the end of September, 2009, when the current drilling permit expires.  Hongda has advised Cardero that it is currently in discussion with several international consulting firms to advance a full feasibility study on the project.  Selection of the engineering firm is expected to be completed soon, with work beginning immediately thereafter.

Hongda currently has four diamond drill rigs are on site, with a fifth expected when available.  To date, five drillholes have been completed, with four additional holes currently in progress.  Drilling is focussed on the Central Zone and South Zone.  Hongda has not sampled or assayed any of the drillcore, relying instead on data from a portable XRF analyzer.  However, all drillholes completed within the limits of the existing resource shell have been visually inspected by Cardero geologists and have intersected magnetite mineralization as expected.  Mineralogy interpreted by visual inspection includes magnetite and chalcopyrite.

About Cardero Resource Corp.

Cardero’s focus through the coming months is be to realise the considerable value it believes is locked in the Company’s significant iron ore assets in the Marcona District of southern Peru in addition to advancing exploration of its gold and copper projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated receipt of the irrevocable letter of guarantee and USD 88 million balance of the purchase price for Pampa de Pongo from Hongda, are forward-looking statements.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, the failure of Hongda to receive the necessary Chinese governmental approvals to complete the purchase of Pampa de Pongo, the determination of either of the Company or Hongda not to proceed with the Pampa de Pongo purchase agreement and other risks and uncertainties disclosed in the Company’s annual information form filed with the B.C., Alberta and Ontario Securities Commissions and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.